					Exhibit 12
INTEGRYS ENERGY GROUP, INC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	For the Years Ended December 31
(Millions, except ratio)	June 30, 2013	2012	2011 (e)	2010 (e)	2009 (e)	2008 (e)

EARNINGS
Net income (loss) from continuing operations	$178.3	$294.0	$230.0	$245.2	$(74.8)	$112.4
Provision for income taxes	106.3	149.8	133.3	162.3	81.2	59.8

Income from continuing operations before income taxes	284.6	443.8	363.3	407.5	6.4	172.2

Less:
Undistributed earnings of less than 50% owned affiliates	(8.8)	(16.8)	(15.8)	(14.8)	(16.2)	(16.4)
Preferred stock dividends of subsidiary (a)	(2.6)	(4.7)	(5.1)	(5.3)	0.3	(4.8)
Interest capitalized (b)	—	—	—	—	(0.2)	—

Adjusted income (loss) from continuing operations before income taxes	273.2	422.3	342.4	387.4	(9.7)	151.0
Total fixed charges as defined	64.1	130.0	137.7	157.6	171.6	169.8

Total earnings as defined	337.3	552.3	480.1	545.0	161.9	320.8

FIXED CHARGES
Interest expense	57.9	120.2	128.2	146.7	163.7	157.4
Interest capitalized (c)	1.6	1.0	0.3	0.6	2.6	2.0
Interest factor applicable to rentals	2.0	4.1	4.1	5.0	5.6	5.6
Preferred stock dividends of subsidiary (a)	2.6	4.7	5.1	5.3	(0.3)	4.8

Total fixed charges as defined	64.1	130.0	137.7	157.6	171.6	169.8

RATIO OF EARNINGS TO FIXED CHARGES	5.3	4.2	3.5	3.5	(d)	1.9

(a) Preferred stock dividends of subsidiary are computed by dividing the preferred stock dividends of subsidiary by 100% minus the income tax rate.

(b) Includes interest capitalized for the nonregulated segment.

(c) Includes AFUDC.

(d) For 2009, earnings were inadequate to cover fixed charges by $9.7 million, driven by the pre-tax noncash goodwill impairment loss of $291.1 million.

(e) Certain amounts have been retrospectively adjusted due to discontinued operations.